UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At the extraordinary general meeting (the “EGM”) of shareholders of Digital Currency X Technology Inc. (the “Company”) held on September 3, 2026, the following matters, among others, were approved and authorized:

The implementation of a share consolidation of the Company’s issued and unissued class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”), and class B ordinary shares, par value US$0.0001 each (the “Class B Ordinary Shares”), at a ratio of one hundred and sixty (160)-for-one (1), such that every one hundred and sixty (160) Class A Ordinary Shares be consolidated into one Class A Ordinary Share of a par value of US$0.016 each, and every one hundred and sixty (160) Class B Ordinary Shares be consolidated into one Class B Ordinary Share of a par value of US$0.016 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole Class A Ordinary Share or Class B Ordinary Share, as applicable, which shall take effect at 12.01 AM (Eastern Time) on September 28, 2026 (the “Effective Date”).

Upon the opening of the market on September 28, 2026, the Company’s Class A Ordinary Shares are expected to begin trading on Nasdaq Stock Market (“Nasdaq”) on a post-Share Consolidation basis under the current symbol “DCX”.

Every one hundred and sixty (160) outstanding Class A Ordinary Shares or Class B Ordinary Shares will be combined into and automatically become one (1) Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Share Consolidation is G4465R145, replacing the Company’s current CUSIP number, G4465R137, for its Class A Ordinary Shares.

The Share Consolidation will reduce the number of issued and outstanding shares of the Company from 375,387,811 Class A Ordinary Shares of a par value of US$0.0001 each and 1,334 Class B Ordinary Shares of a par value of US$0.0001 each to approximately 2,346,174 Class A Ordinary Shares and approximately 9 Class B Ordinary Shares, respectively. As more particularly described in the Company’s Report on Form 6-K furnished to the SEC on September 3, 2026, the Share Consolidation will proportionately reduce the number of authorized shares and increase the par value per share to US$0.016, while the Company’s authorized share capital will remain US$300,000. Immediately following the Share Consolidation, the related share capital increase will increase the Company’s authorized share capital to US$48,000,000. Subject to the Share Consolidation and the share capital increase becoming effective, the subsequent share capital reduction and reorganization will restore the par value of each issued Class A Ordinary Share and Class B Ordinary Share to US$0.0001 (unchanged from immediately prior to the EGM) and the Company’s authorized share capital to US$300,000 divided into 2,994,600,000 Class A Ordinary Shares and 5,400,000 Class B Ordinary Shares (also unchanged from immediately prior to the EGM).

Proportionate adjustments will be made, based on the ratio of the Share Consolidation, to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders thereof to purchase, exchange for, or convert into, Class A Ordinary Shares or Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation. The foregoing describes the proportionate adjustment resulting from the Share Consolidation only. The Series A warrants and Series B warrants issued in the Company’s registered direct offering that closed on September 21, 2026 additionally provide that, upon the Share Consolidation, the exercise price will be further reduced to the lowest daily volume weighted average price of the Class A Ordinary Shares during the period commencing five trading days prior to, and ending five trading days after, the Effective Date, with a corresponding increase in the number of Class A Ordinary Shares issuable upon exercise, so that the aggregate exercise price remains unchanged. Accordingly, the number of Class A Ordinary Shares issuable upon exercise of those warrants may be greater than the number resulting from the proportionate adjustment described above.

Attached to this report as Exhibit 99.1 is a copy of the press release dated September 24, 2026, titled “Digital Currency X Technology Inc. Announces 160-for-1 Share Consolidation Effective September 28, 2026.” This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and registration statement on Form S-8 (File No. 333-298575), and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
99.1	Press Release dated September 24, 2026 — Digital Currency X Technology Inc. Announces 160-for-1 Share Consolidation Effective September 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2026

Digital Currency X Technology Inc.

By:	/s/ Melissa Chen
Name:	Melissa Chen
Title:	Chief Executive Officer